Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-224828

Supplementing the Preliminary Prospectus Supplement dated February 26, 2019 (to Prospectus dated

November 20, 2018)

AIR LEASE CORPORATION

$250,000,000

10,000,000 SHARES OF 6.150% FIXED-TO-FLOATING RATE NON-CUMULATIVE PERPETUAL

PREFERRED STOCK, SERIES A

PRICING TERM SHEET

DATE: FEBRUARY 26, 2019

This pricing term sheet supplements the information set forth under “Description of the Series A Preferred Stock” in the preliminary prospectus supplement, dated February 26, 2019, to the prospectus, dated November 20, 2018 (the “Preliminary Prospectus Supplement”).

Issuer:	Air Lease Corporation

Security:	6.150% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”)

Expected Security Ratings*:	Standard & Poor’s Rating Services: BB+ Fitch Ratings: BB+ Kroll Bond Rating Agency: BBB

Size:	$250,000,000 (10,000,000 shares of Series A Preferred Stock)

Liquidation Preference:	$25.00 per share of Series A Preferred Stock

Dividend Rate (Non-Cumulative):	At a rate per annum on the stated amount of $25.00 per share of the Series A Preferred Stock equal to (i) 6.150% from March 5, 2019 to, but excluding, March 15, 2024, and (ii) the three-month LIBOR (as defined in the Preliminary Prospectus Supplement) on the related dividend determination date (as defined in the Preliminary Prospectus Supplement) plus 3.650% per annum from and including March 15, 2024, reset quarterly, in each case, only when, as and if declared.

Dividend Payment Dates:	If declared, March 15, June 15, September 15 and December 15 of each year, commencing on June 15, 2019.

Net Proceeds (before expenses):	$243,394,312.50

Term/Maturity:	Perpetual

Optional Redemption:	The Issuer may redeem shares of the Series A Preferred Stock at its option, in whole or in part, from time to time, on or after March 15, 2024, for cash at a redemption price equal to $25.00 per share, plus any declared and unpaid dividends to, but excluding, the redemption date, without accumulation of any undeclared dividends.

Call for Rating Agency Event:	The Issuer may redeem shares of Series A Preferred Stock, in whole but not in part, at its option, within 90 days following a Rating Agency Event (as defined in the Preliminary Prospectus Supplement) for cash at a redemption price equal to $25.50 per share, plus any declared and unpaid dividends to, but excluding, the redemption date, without accumulation of any undeclared dividends.

Listing:	The Issuer intends to apply to list the Series A Preferred Stock on the New York Stock Exchange (“NYSE”) under the symbol “AL PRA”. If the application is approved, the Issuer expects trading of the Series A Preferred Stock on the NYSE to commence within 30 days after the Series A Preferred Stock is first issued.

Use of Proceeds:	The Issuer intends to use the net proceeds of this offering for general corporate purposes, which may include, among other things, the purchase of commercial aircraft and the repayment of existing indebtedness. Affiliates of the underwriters may receive a portion of the net proceeds to the extent the Issuer uses the net proceeds to repay indebtedness under which certain of the underwriters or their affiliates are lenders. Pending any specific application, the Issuer may temporarily invest funds in short-term investments, including marketable securities.

Public Offering Price:	$25.00 per share

Underwriting Commission:	2.000% for shares sold to institutional investors and 3.150% for shares sold to retail investors

Trade Date:	February 26, 2019

Settlement Date**:	T+5; March 5, 2019

CUSIP:	00912X500

ISIN:	US00912X5005

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC J.P. Morgan Securities LLC

Joint Lead Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Keefe, Bruyette & Woods, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

The Issuer expects that delivery of the Series A Preferred Stock will be made against payment therefor on or about the Settlement Date specified in this Term Sheet, which will be the fifth business day following the date of this Term Sheet (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series A Preferred Stock on the Trade Date or the following two business days will be required, by virtue of the fact that the Series A Preferred Stock initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of shares who wish to trade the Series A Preferred Stock prior to the Settlement Date should consult their own advisors.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, North Carolina 28255-0001, Attn: Prospectus Department, by calling 1 (800) 294-1322, or by e-mail at dg.prospectus_requests@baml.com, (ii) Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department, by calling 1 (866) 718-1649, or by e-mail at prospectus@morganstanley.com, (iii) Wells Fargo Securities, LLC, 608 2nd Avenue South, Minneapolis, Minnesota 55402, Attn: WFS Customer Service, or by calling 1 (800) 645-3751 or (iv) J.P. Morgan Securities LLC at 383 Madison Ave., New York, New York 10179 or by calling collect at 1 (212) 834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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